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                                       Filed by Sync Research, Inc. pursuant to
                                       Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                       Subject Company: Sync Research, Inc.

                                       Commission File No.: 000-26952

Sync Research, Inc. distributed the following press release on July 12, 2000

                               SYNC RESEARCH, INC.
                               12 Morgan
                               Irvine, CA  92618
                               (949) 588-2070
                               TRADED:  NASDAQ:  SYNX




AT THE COMPANY:
Gloria Corken
Shareholder Relations
(949) 588-2070


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FOR RELEASE JULY 12, 2000

               SYNC RESEARCH REPORTS SECOND QUARTER REVENUE LEVELS

IRVINE, CA, JULY 12, 2000 - Sync Research, Inc. (Nasdaq: SYNX) today reported its revenues for the three months ended June 30, 2000 were approximately $2.4 million compared to revenues of $4.4 million for the three months ended June 30, 1999. In addition, the Company announced a plan to significantly reduce its operating costs, including the planned closure of its Norton, Massachusetts facility with the goal to significantly improve the Company's bottom-line results based upon its current revenue levels. The Company expects that it will incur a charge aggregating $2.5 to $3.0 million for facility closure and employee related costs, asset write-offs and additional inventory valuation reserves associated with this plan. The Company will announce its final results for the second quarter on August 2, 2000.

         Sync Chief Executive Officer William Guerry said, "While we continue to find and close important individual opportunities such as our selection by Longs Drug Stores, which was announced on June 21, 2000, our overall revenue levels have not met our expectations. In the short-term, we expect that our revenues will remain relatively flat from current levels. Accordingly, we have taken some hard actions in order to strengthen our business fundamentals."

         As announced on April 11, the Company plans to merge with the network access subsidiary of Osicom Technologies (Nasdaq NM: FIBR) with the combined company to be named Entrada Networks. "We continue to be very excited about the proposed merger, as it is expected to significantly expand our capabilities and move us into a high-growth new technology market, storage networking. I am hopeful that our stockholders will join us in approving the merger," concluded Guerry.

         The proposed merger with the network access subsidiary of Osicom Technologies is subject to the approval of Sync stockholders.


ABOUT SYNC RESEARCH

         Sync Research (Nasdaq: SYNX) develops, manufactures and markets multi-service frame relay access and routing solutions, frame relay circuit management solutions and digital transmission devices designed to economically and reliably support business critical applications across frame relay and other wide area network protocols. Sync products are available on a direct basis or from select distributors and resellers worldwide. Company and product information is available at www.sync.com and www.tylink.com.

         Sync encourages its investors and security holders to read its Registration Statement on Form S-4 and the Prospectus/Proxy Statement relating to the merger transaction described above because they contain important information. Sync has filed these and other documents relating to the proposed merger with the U.S. Securities and Exchange Commission and expects to mail a Prospectus/Proxy Statement about the transaction to its stockholders. Sync Research and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Sync Research with respect to the transactions contemplated by the Prospectus/Proxy Statement. Information regarding such officers and directors is included in Sync Research's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Prospectus/Proxy Statement. These documents are available free of charge at the Securities and Exchange Commission's website (http://www.sec.gov) and from the Sync Research contact listed above.

         Except for historical information contained herein, the matters set forth in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including such factors among others, as significant fluctuations in operating results, uncertain profitability, uncertain market acceptance of products, product concentration, dependence on channel partners and other resellers, rapid technological change, intense competition and the risk factors set forth in the Company's recent filings with the Securities and Exchange Commission, including its Reports on Forms 10-K and 10-Q.

      FOR ADDITIONAL INFORMATION ON SYNC RESEARCH VIA FACSIMILE AT NO COST,
                           SIMPLY CALL (949) 460-4469